

December 9, 2014

Via E-mail
Thomas Conway
Chief Executive Officer
I-Minerals Inc.
580 Hornby Street, Suite 880
Vancouver, BC Canada V6C 3B6

> **Re: I-Minerals Inc.**
> **Form 10**
> **Filed November 17, 2014**
> **File No. 000-55321**

Dear Mr. Conway:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business, page 10

1. On page 10 you disclose that you purchased the Helmer-Bovill Property pursuant to an assignment agreement with a contingent right of reverter. If the contingent right is still applicable, please summarize the material provisions. If all of the contingencies have been satisfied, please revise to state so.

2. On page 12 you reference agreements with Pre-Mix, Inc. to sell sand tailings and screened k-spar/quartz sand. Please revise your "Financial Information" discussion to address the impact these agreements had on your results of operations during each period covered by your financial statements. Also, please file these agreements pursuant to Item 601(b)(10) of Regulation S-K or advise why these are not material contracts on which your business is substantially dependent.

Financial Information, page 21

3. We note your disclosure that you plan to continue production at the WBL Tailings Project, however, the table under "Operating Expenses" does not list expenditures at the WBL Tailings Project during the next 12 months. Please explain the anticipated lack of expenses regarding the WBL Tailings Project.

4. Please explain the reference to "completion of the offering" in the sentence following the operating expenses table.

Properties page 25

5. Please forward to our engineer, as supplemental information and not as part of your filing, the marketing study associated with your project, pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

6. In an appropriate location of your filing, please include a discussion of the marketing and distribution of products that you propose to produce from your operations including potential markets, specific products, current pricing, historical pricing, and any risks associated with selling your products.

7. Please tell us how you determined the mineral pricing associated with your Bovill Kaolin Project.

8. Please disclose the mineral pricing associated with the calculation of your mineral resources and mineral reserves. If a composite price was used then please disclose the composite price, the individual commodity prices, and a description of how the composite price was determined.

9. Please disclose the mine recovery and processing recovery factors associated with your mineral reserves.

10. Additionally, please clarify if your mineral reserves are reported as recoverable tons.

11. We note your disclosure that you do not use a cut-off grade. Please tell us how you distinguish between ore and waste and tell us the minimum grade in which your material is economic.

12. Please fully describe your WBL tailings project pursuant to paragraph (b) of Industry Guide 7. In your response please discuss current and historical production information including quantities of products sold, average pricing, average cost, and transportation.

13. Please disclose a description of your WBL processing facility including the capacity and utilization pursuant to the Instructions to Item 102 of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence, page 46

14. Please clarify whether the information presented under Compensation Arrangements on page 46 duplicates the information presented in your Summary Compensation and Director Compensation tables. Also, please file any agreements related to the management and consulting services provided by Mr. Girling.

Exhibits

15. Exhibits 3.1 to 10.7 are filed in an improper electronic format. Please refile. See Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Exhibit 10.7

16. Please revise your disclosure to address material provisions of this agreement, such as Article 4 Security for Advances and Article 5 Board Representation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman at (202) 551-3610 with questions about engineering comments. Please contact Jay Williamson at (202) 551-3393 or me at (202) 551-3790 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director